UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June 2026

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated June 9, 2026

Item 1

RELEVANT INFORMATION

Bogotá, June 9, 2026. Grupo Aval S.A., Banco de Bogotá S.A., Banco de Occidente S.A., and Banco Popular S.A. (collectively, the “Contributing Shareholders”) inform that, on this date, they have transferred, by means of in-kind contributions at book value, all of their common shares in Corporación Financiera Colombiana S.A. (“Corficolombiana”), representing 52.80% of its outstanding share capital, to Corporación Financiera Centroamericana S.A. (“Ficentro”), a company incorporated under the laws of the Republic of Panama and part of the Aval Financial Conglomerate.

Banco Popular S.A. will continue to serve as the consolidating entity of Corficolombiana pursuant to a shareholders’ voting agreement among the Contributing Shareholders, who collectively hold, directly, 100% of Ficentro’s share capital and, indirectly, through Ficentro, 52.80% of Corficolombiana’s share capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2026

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel